Exhibit 12.1

VERSO PAPER HOLDINGS LLC

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Three Months Ended March 31,		Year Ended December 31,
(Dollars in thousands)	2014	2013	2013	2012	2011	2010	2009
Earnings (Loss):
Net (loss) income	$(90,601)	$(37,769)	$(111,152)	$(166,170)	$(122,529)	$(125,480)	$80,702
Amortization of capitalized interest	141	134	552	422	249	167	152
Capitalized interest	(569)	(42)	(1,269)	(3,500)	(3,685)	(1,268)	(396)
Fixed charges (below)	36,025	35,205	143,138	134,471	128,441	126,105	118,768

Earnings (loss) adjusted for fixed charges	$(55,004)	$(2,472)	$31,269	$(34,777)	$2,476	$(476)	$199,226

Fixed charges:
Interest expense	$34,856	$34,439	$138,626	$127,943	$122,213	$122,528	$116,130
Capitalized interest	569	(42)	1,269	3,500	3,685	1,268	396
Portion of rent expense representative of interest	600	724	3,243	3,028	2,543	2,309	2,242

Total fixed charges	$36,025	$35,205	$143,138	$134,471	$128,441	$126,105	$118,768

Ratio of earnings to fixed charges	—	—	—	—	—	—	1.68
Coverage deficiency	$91,029	$37,677	$111,869	$169,248	$125,965	$126,581	$—